[Schulte Roth & Zabel LLP Letterhead]



(212) 756-2327                                          steven.spencer@srz.com





                                  July 6, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
Mail Stop: 3628
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Mara L. Ransom, Esq.

         RE:      H. J. HEINZ COMPANY (THE "COMPANY")
                  SCHEDULE 14A FILED BY TRIAN PARTNERS GP, L.P., ET AL. (COLLECTIVELY, THE "FILING PERSONS")
                  FILED JUNE 22, 2006
                  FILE NO. 1-03385
                  ------------------------------------------------------

Dear Ms. Ransom:

         On behalf of the Filing Persons, we have filed simultaneously by EDGAR Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A.

         This letter is submitted on behalf of the Filing Persons in response to the comments of the Staff set forth in its letter (the "Comment Letter"), dated June 30, 2006, concerning the soliciting materials (the "Soliciting Materials"). For the convenience of the Staff, we have repeated each of the Staff's comments IN ITALICS immediately above our responses to each corresponding comment.

         Our responses to the Staff's comments set forth in the Comment Letter are as follows:

                                  SCHEDULE 14A

LETTER TO SHAREHOLDERS

1. TOWARDS THE END OF THIS DISCUSSION, WE NOTE YOUR INDICATION THAT SHAREHOLDERS WHO PURCHASED SHARES AFTER THE RECORD DATE AND WISH TO VOTE THOSE SHARES SHOULD OBTAIN A


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Securities and Exchange Commission
July 6, 2006
Page 2


         GOLD PROXY CARD FROM THE SELLER OF THOSE SHARES. TELL US WHY YOU BELIEVE THAT A HOLDER OF SHARES PURCHASED AFTER THE RECORD DATE HAS A VALID RIGHT TO VOTE AT THIS ANNUAL MEETING.

         In response to the Staff's comment, the Filing Persons have removed the referenced language.


2. PLEASE CHARACTERIZE CONSISTENTLY EACH STATEMENT OR ASSERTION OF OPINION OR BELIEF AS SUCH, AND ENSURE THAT A REASONABLE BASIS FOR EACH OPINION OR BELIEF EXISTS. ALSO, REFRAIN FROM MAKING ANY INSUPPORTABLE STATEMENTS. SUPPORT FOR OPINIONS OR BELIEFS SHOULD BE SELF-EVIDENT, DISCLOSED IN THE PROXY STATEMENT OR PROVIDED TO THE STAFF ON A SUPPLEMENTAL BASIS, WITH A VIEW TOWARDS DISCLOSURE, BY SUBMITTING A
         SCHEDULE 14A THAT HAS BEEN ANNOTATED WITH SUPPORT FOR EACH OF THE ASSERTIONS MADE. WE CITE THE FOLLOWING EXAMPLES OF STATEMENTS OR ASSERTIONS IN THE PROXY STATEMENT THAT MUST BE SUPPORTED ON A SUPPLEMENTAL BASIS AND, WHERE NOT ALREADY CATEGORIZED AS SUCH, MUST BE STATED AS YOUR BELIEF:

         o "...WE BELIEVE THE BOARD'S CREDIBILITY MUST BE RESTORED THROUGH THE ADDITION OF NEW INDEPENDENT DIRECTORS," ON PAGE 7, AS IT IS NOT CLEAR WHY YOU BELIEVE THAT THE CREDIBILITY OF THE BOARD IS AT ISSUE HERE AND YOUR IMPLICATION THAT YOUR DIRECTORS ARE INDEPENDENT BUT HEINZ'S ARE NOT WOULD SEEM TO BE INAPPROPRIATE CONSIDERING 11 OF THE 12 DIRECTORS OF HEINZ ARE INDEPENDENT, ASSUMING YOU ARE BOTH USING THE NYSE STANDARD IN REFERRING TO "INDEPENDENT;"

               In response to the Staff's comment, the Filing Persons have revised the referenced language. However, the Filing Persons respectfully submit that they believe that the credibility of the Company's board of directors is at issue. Since Mr. Johnson began his tenure as CEO in April 1998, the Company has announced six restructuring plans, all of which (not counting the most recent sixth plan), as further explained in our letter to the Staff dated June 27, 2006, have failed to result in meaningful shareholder returns. In fact, total shareholder returns (including dividends) have been negative for the past eight years during which Mr. Johnson has served as CEO and have almost uniformly underperformed those of both the broader market and the consumer packaged food universe since the current management team began leading the Company. In particular, during the period from April 30, 1998 through February 6, 2006, the Company's negative total shareholder returns (-10.8%) compare very unfavorably to the Mid-Cap Food Index (+54.6%), Large-Cap Food Index (+26.4%) and S&P 500 Index (+28.2%), as well as to other packaged food companies with leading brands such as The Hershey Company (+60.4%), PepsiCo, Inc. (+60.4%) and Wm. Wrigley Jr. Company (+65.3%), the three companies specifically referred to by management as the most focused in the industry. The negative shareholder returns over the past eight years demonstrates that the Company's performance is currently worse than it was when Mr. Johnson became the CEO. Any performance "improvements" that the Company purports to have been achieved during 2002-2006 are therefore only seen in comparison to Mr. Johnson's first four years as CEO, during which the Company dismally underperformed. The Company is therefore repeatedly misrepresenting its performance since 2002 as successful. The Company's performance has not even returned to the level at which it was prior to the time Mr. Johnson became CEO. In addition, the board has continued to approve large pay packages to Mr. Johnson despite his poor performance. The Filing Persons note that The Corporate Library, a corporate governance advisory firm, gave the Company a "D" rating in the category of CEO compensation. The Filing Persons believe that the shareholders should consider the credibility of the Company's board of directors and its continued approval of Mr. Johnson's performance and the numerous false claims of success since 2002 in the face of evidence to the contrary. The Filing Persons also believe that the board's credibility would be enhanced through the addition of new, independent directors who have not served on the board with Mr. Johnson.


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Securities and Exchange Commission
July 6, 2006
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         o      "...FURTHER DEMONSTRATING THE CURRENT BOARD'S INABILITY OR
                UNWILLINGNESS TO HOLD MANAGEMENT TO ITS COMMITMENTS AND THE HIGH STANDARDS THAT THE COMPANY'S SHAREHOLDERS DESERVE," ON PAGE 9 AND IN YOUR ADDITIONAL SOLICITING MATERIALS, CONSIDERING IT IS REASONABLE TO SUPPOSE THAT YOUR PERFORMANCE GOALS MAY BE DIFFICULT TO ACHIEVE AND, THEREFORE, NOT REFLECTIVE OF THE "INABILITY" OR "UNWILLINGNESS" OF THE BOARD;

               The Filing Persons duly note the Staff's comment and have revised the referenced language in the Preliminary Proxy Statement. In view of the Staff's comment, in any future soliciting materials, the Filing Persons will refrain from making the referenced statements.

         o YOUR REFERENCE TO THE SNAPPLE BEVERAGE TURNAROUND AS "HIGHLY REGARDED," ON PAGE 9;

               In response to the Staff's comment, the referenced language has been revised. The Filing Persons respectfully submit that the Snapple turnaround, which was highly successful, is highly regarded by industry experts as supported by, for example, the Wall Street Journal article entitled "Snapping Back" and the Harvard Business Review article entitled "How Snapple Got Its Juice Back" both submitted to the Staff on June 13, 2006.

          o "TRIAN IS CONCERNED THAT THIS ATTITUDE HAS SEEPED INTO THE HEINZ CULTURE TO THE DETRIMENT OF INNOVATION AND OVERALL BRAND HEALTH," IN YOUR SOLICITING MATERIALS FILED ON JUNE 22 AND 27, 2006; AND

               The Filing Persons duly note the Staff's comment and respectfully submit that the referenced statement is sufficiently qualified as a concern and not stated as a fact. Nevertheless, in view of the Staff's comment, in any future soliciting materials, the Filing Persons will refrain from making such statement.

         o "'TODAY'S ACCUSATIONS BY HEINZ ARE MISLEADING...," IN YOUR SOLICITING MATERIALS FILED ON JUNE 28, 2006.

               The Filing Persons duly note the Staff's comment and respectfully submit that numerous accusations by the Company in the Company's soliciting materials filed on June 29, 2006 (the "Company Soliciting Materials") are false or misleading. The following are among the examples:

            o On pages 68-69 of the Company Soliciting Materials, the Company presented what it described as a review of Cracker Barrel, which was


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Securities and Exchange Commission
July 6, 2006
Page 4


                riddled with statements and innuendos accusing the Filing Persons of pressuring Cracker Barrel to take action that benefited Trian at the expense of other shareholders. This discussion was false and misleading, and impugned the character, integrity and personal reputation of the nominees without any support or factual foundation. In fact, in a non-descript press release filed by the Company after the market closed on June 29, 2006, without the Company's name or ticker symbol in the title, the Company disclosed that it had been contacted by CBRL Group, Inc. and as a result was issuing a "clarification" of its June 28, 2006 press release. In that "clarification" press release, the Company stated that Cracker Barrel actually began a strategic review in the fall of 2005 and, on its own (and not at Trian's behest or in response to Trian), subsequently implemented initiatives resulting from that review--acknowledging the falsity of the Company's accusations.

            o Throughout the Company Soliciting Materials, the Company accused the nominees of not being able to work collaboratively with the Company's board. Through its personal attacks and accusations, the Company attempts to paint the nominees as unethical, unprofessional and lacking rudimentary business skills. In addition to disparaging the nominees, such statements are baseless, false and misleading. In particular, with respect to the nominees' ability to work with the Board, we direct the Staff to the statement made by the Chairman of Wendy's International, Inc. ("Wendy's"), Mr. Jim Pickett, that actions taken by the Wendy's board, including the three directors designated by Trian, are reflective of their cooperation and commitment to enhancement of shareholder value at Wendy's. (Please see Wendy's International, Inc. press release entitled "Wendy's International, Inc. Confirms Intent to Spin Off Remaining Tim Hortons Shares" dated June 27, 2006, a copy of which will be provided to the Staff on a supplemental basis).

            o Throughout the Company Soliciting Materials, the Company has questioned the record of Messrs. Peltz and May on account of being named defendants in litigations and other legal proceedings. Having been directors, officers and controlling stockholders of public companies for more than 30 years, Messrs. Peltz and May have, not surprisingly, been involved in litigations, just as have many of the current members of the Company's board. The Filing Persons respectfully submit that allegations contained in complaints and accusations by plaintiffs' lawyers are not fact and that settlements of lawsuits are not an indication of wrong-doing but in many cases are simply good business practice. The Company's accusations are clearly without merit and, thus, misleading if not outright false. The Company should specifically refer to litigations and/or settlements of litigations involving its own director nominees, many of whom have previously been named in breach of fiduciary duty, securities law violation and fraud litigations.

                For example, in 1998 Leonard Coleman, who then sat as a director of Cendant Corporation, was named as a defendant in a derivative suit on behalf of Cendant Corporation against the company's directors and in a class action suit against Cendant Corporation, both of which alleged securities law violations and were brought in the United States District Court for the District of New Jersey. The suits settled in August 2000 with Cendant paying over $2.8 billion which, at the time, was the largest securities class action settlement ever. Mr. Coleman was sued in the Court of Chancery of the State of StateplaceDelaware in August 2000 by shareholders of Avis Group Holdings for breach of fiduciary duty in connection with Cendant's bid to purchase all outstanding shares of Avis. At the time, Mr. Coleman was a director of both Cendant and Avis. In that case, Avis shareholders accused Mr. Coleman and others of abusing their insider position at Avis to benefit Cendant and themselves to the detriment of the public shareholders. The lawsuit eventually was settled on terms that included a 14% increase in the merger consideration, from $29 per share to $33 per share. In May 2006, shareholders of Aramark Corporation sued Mr. Coleman and the other directors of the company for breach of fiduciary duty, accusing Mr. Coleman of breaching the shareholders' trust in him by, among other things, using his control of Aramark to force the public shareholders to sell their equity interest in the company at an unfair price. In 2001, certain directors and officers of Owens Corning, including Mr. Coleman, were named as defendants in a securities class action suit. In that case, Mr. Coleman and the company were accused of issuing registration statements containing material untrue or misleading statements.

                Peter H. Coors was named as a defendant in several class action suits filed in 2005 against the Molson Coors Brewing Co. stemming from the merger of Adolph Coors Co. and Molson Inc. Among other claims asserted against him, Mr. Coors is accused by the shareholders to whom he owes fiduciary duties of causing the company to make false or misleading statements during the period preceding the merger. The claims further allege that concealing the material facts allowed the relatives and heirs of the Coors and Molson families to dominate the combined company despite owning significantly less than a majority of outstanding shares.

                Edith Holiday was named in numerous suits in her capacity as trustee of Franklin Strategic Series. In 1998, in the United States District Court for the Southern District of Florida, Ms. Holiday was named as a defendant in a suit alleging securities law violations. In 2002, the company settled the claim for $6.5 million. In 2004, in several United States District Courts, Ms. Holiday was named as a defendant in suits alleging market timing, late trading and forward pricing. According to the complaints, between 2001 and 2004 Ms. Holiday, and others, traded Franklin Templeton Funds in a manner explicitly prohibited by Franklin Templeton Fund prospectuses. In February 2005, Ms. Holiday and certain other defendants were voluntarily dismissed by stipulation of the parties. The litigation against the remaining defendants is ongoing.

                In 1999, Ms. Holiday was sued in the Court of Chancery of the State of StateDelaware, in the United States District Court for the Eastern District of Arkansas, and other country-regionplaceUnited States district courts as a director of Beverly Enterprises for breach of fiduciary duty and securities law violations. In her capacity as a director of CityplaceBeverly, Ms. Holiday was accused of gross mismanagement by causing the company to violate federal Medicare and securities laws. The action in the Eastern District of Arkansas settled in 2004. In addition, while Ms. Holiday served as director of Beverly Enterprises, the company was fined $175 million by the United States Department of Justice for Medicare fraud.

                Thomas Usher was named as a defendant in a breach of contract claim brought in 2002 in the United States District Court for the District of South Carolina. In 1993, a securities fraud class action suit was brought in the United States District Court for the Western District of Pennsylvania against USX Corporation and Mr. Usher. In that case, Mr. Usher was accused of causing the company to disseminate false and misleading statements regarding the company's business pending before the International Trade Commission. The company settled the claims in 1996 for $8.5 million.


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Securities and Exchange Commission
July 6, 2006
Page 5


            o On page 71 of the Company Soliciting Materials, the Company referred to the ISS index rating of Triarc Companies, Inc., a public company for which Messrs. Peltz, May and Garden (but not Messrs. Norman and Weinstein) serve as executives. The Filing Persons respectfully submit that they believe that the reference to the 21.5 ISS index rating of Triarc Companies, Inc. without also referring to the industry rating--for which Triarc Companies received a 65.7--is highly misleading. The industry rating is a more relevant comparison (to the extent the ISS governance rating is relevant at all) because it compares a company to its peers, in this


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Securities and Exchange Commission
July 6, 2006
Page 6


                case in the consumer services group. This means that Triarc Companies outperformed approximately two-thirds of the companies ISS considers to be its peers. The Company also failed to disclose the fact that ISS recommended that Triarc Companies shareholders vote for ALL of Triarc Companies' director --- nominees, including Messrs. Peltz, May and Garden, and all Triarc Companies nominees have been consistently and overwhelmingly elected year after year by Triarc Companies' shareholders. At Triarc Companies' 2006 annual meeting of shareholders, Messrs. Peltz, May and Garden were each elected by approximately 99% of the vote, with 94% of the voting power of all Triarc Companies shares voting. The Company purposely omitted the fact that the ISS ratings of the companies at which certain Company nominees serve as executives are similar or worse than those received by Triarc Companies. For example, Molson Coors Brewing Company, of which the Company's incumbent director and nominee Peter H. Coors is Vice Chairman, received a
                30.2 industry rating and a whopping 0.2 index rating, and PPG Industries, Inc., of which Company 's incumbent director and nominee Charles E. Bunch is Chairman and CEO, received a 69.8 industry rating and a 21.4 index rating.

         WHERE THE BASES ARE OTHER DOCUMENTS, SUCH AS PRIOR PROXY STATEMENTS, FORMS 10-K AND 10-Q, ANNUAL REPORTS, ANALYSTS' REPORTS AND NEWSPAPER ARTICLES, PROVIDE EITHER COMPLETE COPIES OF THE DOCUMENTS OR SUFFICIENT PAGES OF INFORMATION SO THAT WE CAN ASSESS THE CONTEXT OF THE INFORMATION UPON WHICH YOU RELY. MARK THE SUPPORTING DOCUMENTS PROVIDED TO IDENTIFY THE SPECIFIC INFORMATION RELIED UPON, SUCH AS QUOTED STATEMENTS, FINANCIAL STATEMENT LINE ITEMS, PRESS RELEASES, AND MATHEMATICAL COMPUTATIONS, AND IDENTIFY THE SOURCES OF ALL DATA UTILIZED.

REASONS TO VOTE FOR TRIAN GROUP'S SLATE OF NOMINEES, PAGE 6

3. SEE ITEM 1. "TAKE MEASURES TO REDUCE ANNUAL COSTS BY AT LEAST..." PLEASE CONSIDER REVISING YOUR DISCUSSION TO REFER YOUR PROPOSED COST REFORMS CONSISTENTLY IN EITHER DOLLAR VALUE OR BASIS POINTS AS YOUR DISCUSSION IS CONFUSING IN THIS REGARD. PLEASE ALSO TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO ELABORATING UPON EXACTLY WHERE YOU WOULD EXPECT THESE REDUCTIONS TO TAKE PLACE SO THAT YOUR PROPOSED CUTS ARE CLEAR. IN THIS REGARD, WE NOTE BOTH HEINZ'S AND CERTAIN INDEPENDENT STOCK ANALYST'S REPORTS INDICATING THAT THESE NUMBERS WILL BE DIFFICULT TO ACHIEVE.

         In response to the Staff's first comment, the Filing Persons have revised the referenced language to refer consistently to basis points, with an additional clarifying disclosure that converts basis point reductions to dollar savings. With regard to the Staff's second comment, the Filing Persons submit that because the Company does not publicly disclose specific cost amounts in its various operations, and because the Filing Persons have no access to non-public information of the Company, they cannot identify with specificity the source of the operational


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Securities and Exchange Commission
July 6, 2006
Page 7


inefficiencies and where each reduction would take place. Accordingly, it is appropriate for the Filing Persons to analyze potential cost savings based on general expense levels rather than specific cost reductions.

4. WE NOTE YOUR STATEMENT ON PAGE 9 THAT YOU "PROMISE TO ENHANCE VALUE FOR ALL SHAREHOLDERS." REVISE TO DISCLOSE THAT NO ASSURANCES CAN BE GIVEN THAT THE ELECTION OF YOUR NOMINEES TO THE BOARD WILL ENHANCE VALUE, PARTICULARLY IN LIGHT OF THEIR MINORITY STAKE ON THE BOARD.

         The Filing Persons duly note the Staff's comment and respectfully submit that the referenced language was intended to state that the nominees "will seek to ensure that management delivers on its plans and promises . . . " and was not intended to state a promise being made by the Filing Persons. Nevertheless, in view of the Staff's comment, the referenced language has been revised for clarity. The Filing Persons also note that in the last two sentences of the third paragraph under "Proposal 1: Election of Directors" on page 9 they have disclosed that the nominees, if elected, will only constitute a minority of the board and will not be able to take board action without the support of at least two other directors.

BACKGROUND TO THE SOLICITATION, PAGE 10

5. HERE YOU REFER TO ADVANCE NOTICE PROVISIONS OF HEINZ'S BY-LAWS THAT APPLY TO STOCKHOLDER NOMINATIONS OF DIRECTORS. WITH YOUR RESPONSE LETTER, PROVIDE A COPY OF THE ARTICLE, BY-LAW AND STATE LAW PROVISIONS THAT YOU RELIED UPON, AS APPLICABLE, WITH RESPECT TO YOUR PROPOSED NOMINATION OF A DIRECTOR SLATE AND YOUR BY-LAW REVOCATION PROPOSAL. ENSURE THAT YOUR PROXY STATEMENT EXPRESSES YOUR VIEWS CONCERNING WHETHER AND HOW YOU HAVE COMPLIED WITH THE ADVANCE NOTICE REQUIREMENTS APPLICABLE TO THE ACTIONS YOU PROPOSE.

         The Filing Persons duly note the Staff's comments. The Filing Persons will provide the Staff on a supplemental basis the by-law, article and Pennsylvania law provisions that the Filing Persons relied upon. The Filing Persons are confident that they complied with the requirements therein. With regard to the second comment of the Staff, the Filing Persons have made the requested revision.

         The Filing Persons note again that the Company's statement in its proxy materials that it continues to evaluate the effectiveness of the Trian Group's notice is ludicrous and patently false and misleading. The Company has had this notice for over four months, and any analysis of its effectiveness should have been, and no doubt was, completed long ago. The Company is soliciting against the Trian Group nominees, and should concede the legitimacy of their proposed nomination or reject it--to do neither misleads and disenfranchises the shareholders. To ignore the Trian Group proposal for the revocation of by-laws simply misleads by omission, is confusing to shareholders who are entitled to clearly understand each side's position on the issue and disenfranchises shareholders who are entitled to cast their vote on this proposal. The Company should be required to state its position. The Filing Persons submit that the Company has declined to do so solely to be able to claim that the Trian Group proposals are not legitimate if the Company believes it will lose the proxy contest.


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Securities and Exchange Commission
July 6, 2006
Page 8


PROPOSAL 2: REPEAL CERTAIN AMENDMENTS TO BY-LAWS, PAGE 17

6. WE NOTE YOUR DISCLOSURE THAT THE PURPOSE OF THIS PROPOSAL IS TO "ENSURE THE WILL OF THE COMPANY'S SHAREHOLDERS..." GIVEN THE BROAD PURPOSE OF THE PROPOSAL, PLEASE DISCLOSE WHETHER ANY POTENTIAL NEW BY-LAWS OR AMENDMENTS TO EXISTING BY-LAWS WILL BE REPEALED WHERE THEY ARE WHOLLY UNRELATED TO THIS PURPOSE, BENEFICIAL OR NOT TO SHAREHOLDERS. WILL WHOLLY UNRELATED BY-LAWS BE REPEALED AS WELL? FURTHER, WHILE YOU PROVIDE A TERMINATION DATE (I.E., SEATING OF YOUR NOMINEES) FOR THE SHAREHOLDER ACTION TO BE TAKEN BY THIS PROPOSAL, IT IS NOT CLEAR WHAT YOU MEAN BY "SEATING." PLEASE REVISE TO CLARIFY.

         With regard to the first comment of the Staff, the Filing Persons respectfully submit that they had disclosed in the first and second paragraphs under "Proposal 2: Repeal Certain Amendments to By-Laws" on page 16 that the proposal would repeal all by-law amendments not approved by the shareholders without consideration for the beneficial nature of the amendments, if any.
In response to the Staff's second comment, the Filing Persons have revised the referenced language.

INFORMATION ABOUT THE TRIAN GROUP AND PARTICIPANTS, PAGE 18

7. ON A SUPPLEMENTAL BASIS, ADVISE US AS TO HOW THE NOMINEES CAME TO BE PARTICIPANTS IN THIS SOLICITATION. HOW ARE THEY AFFILIATED WITH ONE ANOTHER?

         Each of the nominees was selected because each has an extensive, successful business background with substantial financial knowledge and experience in promoting branded products. Messrs. Peltz and May, principals of Trian, have been business partners since 1972 and since that time have participated jointly in various acquisitions and investments to build consumer products and food and beverage businesses. Mr. Garden is a founding partner and principal of Trian and was previously a senior investment banker at Credit Suisse First Boston and has extensive experience in executing complex financings in both the debt and equity capital markets. Mr. Garden is the son-in-law of Mr. Peltz.

         Mr. Norman, who is not affiliated with any of the other nominees or the Trian Group, was selected as a nominee because of his international marketing and branding expertise. Mr. Norman is the Chairman and Chief Executive Officer of Great White Shark Enterprises, a multinational corporation that he established more than ten years ago, which is devoted to branding, marketing and business development of golf and the golf lifestyle. Mr. Norman's apparel line, the Greg Norman Collection, a leading worldwide marketer and distributor of men's sportswear, golf apparel and accessories, has nearly $100 million in annual retail sales. His Greg Norman Estates, an eight-year-old joint venture with Foster's Wine Estates, now sells more than 230,000 cases of country-regionAustralia and placeStateCalifornia wines each year and is the largest exporter of premium Australian wine in the world. Medallist Developments, a joint venture between Mr. Norman and Macquarie Bank Ltd. of country-regionAustralia, currently has more than 16,000 residential units built or under construction in the country-regionU.S., country-regionAustralia and country-regionplaceSouth Africa and Greg Norman Golf Course Design has more than 100 golf courses completed or in development in nearly two dozen countries on five continents.

         Mr. Weinstein, who is also not affiliated with any of the other nominees or the Trian Group, was selected as a nominee because of his critical role in reviving the Snapple brand following its acquisition from The Quaker Oats Company. As Chief Executive Officer of the


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Securities and Exchange Commission
July 6, 2006
Page 9


Snapple Beverage Group, Mr. Weinstein is credited with successfully rebuilding distributor relationships, executing many product and packaging innovations that broadened Snapple's brand appeal as well as for launching a number of outstanding marketing concepts and effective advertising campaigns that led to a dramatic rebuilding of Snapple's consumer base. Following the sale of the Snapple Beverage Group, Mr. Weinstein also served as President, Global Innovation and Business Development for Cadbury Schweppes plc, a beverage and confectionary company.

8. WE NOTE YOUR INDICATION THAT TRIARC COMPANIES, INC. IS A HOLDING COMPANY, WHICH OWNS ARBY'S RESTAURANT GROUP, INC. CONSIDERING IT WOULD APPEAR THAT ARBY'S MIGHT BE CONSIDERED AN "ASSOCIATE" OF YOUR PARTICIPANTS, PLEASE REVISE TO DISCLOSE ANY RELATIONSHIP OR TRANSACTIONS UNDER ITEM 404(A) OF REGULATION S-K.

         The Filing Persons duly note the Staff's comment and respectfully submit that in the course of preparing the Preliminary Proxy Statement on
Schedule 14A, they have carefully considered the applicable proxy rules, including Item 404(a) of Regulation S-K, and do not believe that any additional disclosure is required.

9. PLEASE ENSURE THAT THE PARTNERSHIP AGREEMENTS AND LIMITED LIABILITY COMPANY OPERATING AGREEMENTS UNDER WHICH EACH OF THE PARTICIPANTS HAS BEEN ORGANIZED HAS BEEN SUMMARIZED TO DESCRIBE THE SUBSTANTIAL INTERESTS UNDER ITEM 5 OF SCHEDULE 14A AND, IN PARTICULAR, THE DETAILS OF ANY CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS UNDER ITEM 5(B)(1)(VIII) OF SCHEDULE 14A.

         The Filing Persons duly note the Staff's comment and respectfully submit that in the course of preparing the Preliminary Proxy Statement on
Schedule 14A, they have carefully considered the applicable proxy rules, including Item 5 of Schedule 14A, and do not believe that any additional disclosure is required.

COST AND METHOD OF SOLICITATION, PAGE 27

10. WE NOTE THAT PROXIES MAY BE SOLICITED BY MAIL, COURIER SERVICES, INTERNET (INCLUDING VIA HTTP://WWW.ENHANCEHEINZ.COM), ADVERTISING, TELEPHONE, FACSIMILE OR IN PERSON. SINCE IT APPEARS THAT YOU INTEND TO SOLICIT PROXIES VIA THE INTERNET, HERE AND ON THE PROXY CARD, PLEASE DESCRIBE THE INTERNET VOTING PROCEDURES AND SUPPLEMENTALLY PROVIDE YOUR WELL-REASONED LEGAL ANALYSIS REGARDING THE VALIDITY UNDER APPLICABLE STATE LAW OF USING THIS MECHANISM OF ELECTRONIC SUBMISSION. ADVISE US OF THE MEANS BY WHICH YOU INTEND TO SOLICIT VIA THE INTERNET, SUCH AS INTERNET CHAT ROOMS OR POSTINGS ON WEB SITES. SEE ITEM N.17 OF THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, WHICH CAN BE FOUND ON OUR WEB SITE AT WWW.SEC.GOV.

         The additional disclosures requested by the Staff have been made. With regard to the second comment of the Staff, Section 1759(b) of the Pennsylvania Business Corporation Law, a copy of which will be provided to the Staff on a supplemental basis, expressly authorizes the granting of a proxy by electronic means, including by the Internet.

Securities and Exchange Commission
July 6, 2006
Page 10


         The Filing Persons currently intend to solicit proxies via the Internet solely via the existing web site (http://www.enhanceheinz.com) and the Internet voting web site (https://www.directvote.com/hnz). The Filing Persons do not intend to solicit proxies via Internet chat rooms or postings on other web sites.

OTHER INFORMATION, PAGE 28

11. WE NOTE YOUR INDICATION THAT "[C]ERTAIN INFORMATION...IS REQUIRED TO BE CONTAINED IN THE COMPANY'S PROXY STATEMENT." ADVISE US WHETHER THE PARTICIPANTS INTEND TO WAIT FOR THE COMPANY TO PROVIDE THIS REQUIRED INFORMATION BEFORE MAILING THEIR PROXY STATEMENT. IF THE PARTICIPANTS EXPECT TO MAIL THEIR PROXY MATERIALS PRIOR TO THE RECEIPT OF THIS INFORMATION, PLEASE ADVISE US HOW THEY INTEND TO UPDATE THE DISCLOSURE OR DISSEMINATE ANY SUPPLEMENTAL PROXY MATERIALS. WE BELIEVE THAT RELIANCE ON RULE 14A-5(C) BEFORE HEINZ DISTRIBUTES THE INFORMATION TO SECURITY HOLDERS WOULD BE INAPPROPRIATE.

         The Filing Persons duly note the Staff's comment and submit that they intend to mail to shareholders their definitive proxy statement after the Company has mailed its definitive proxy statement.

12. REFER TO THE FIRST PARAGRAPH OF THIS SECTION. WE NOTE THAT YOU ASSUME NO RESPONSIBILITY FOR WHETHER THE INFORMATION PROVIDED BY THE COMPANY IN ITS PROXY STATEMENT IS ACCURATE OR COMPLETE. WHILE YOU MAY INCLUDE APPROPRIATE LANGUAGE ABOUT THE LIMITS ON THE RELIABILITY OF THE INFORMATION, YOU MAY NOT DISCLAIM RESPONSIBILITY FOR ITS ACCURACY. PLEASE REVISE.

         The revision requested by the Staff has been made.

13. SEE THE LAST PARAGRAPH OF THIS SECTION. PLEASE REVISE TO MOVE THIS INFORMATION UP TO THE RELATED DISCUSSION THAT APPEARS ON PAGE 17 UNDER "PROPOSAL 1: ELECTION OF DIRECTORS" SO THAT SHAREHOLDERS CAN APPRECIATE THE POTENTIAL IMPACT YOUR SOLICITATION COULD HAVE ON HEINZ.

         The revision requested by the Staff has been made.



         SOLICITING MATERIALS PURSUANT TO RULE 14A-12 FILED MAY 23, 2006

14. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1 AND WE REISSUE IT AS IT RELATES TO TABLE 13 AND THE RELATED DISCLOSURE YOU MAKE INDICATING THAT "[A]SSUMING SALES VOLUMES INCREASE DUE TO ADDITIONAL ADVERTISING, AS WE BELIEVE WILL TAKE PLACE OVER TIME, THE COMPANY COULD GENERATE AN ADDITIONAL $0.98 OF EPS AND BE WORTH UP TO $81 PER SHARE." SPECIFICALLY, PLEASE REFRAIN FROM MAKING THESE STATEMENTS IN THE FUTURE AS RULE 14A-9 WOULD SPECIFICALLY PRECLUDE YOU FROM MAKING ANY STATEMENTS AS TO SPECIFIC FUTURE MARKET VALUES WITHOUT FACTUAL FOUNDATION. IN THIS REGARD, YOUR ESTIMATED PERCENTAGE INCREASE IN NET SALES WOULD APPEAR TO BE SPECULATIVE.

Securities and Exchange Commission
July 6, 2006
Page 11


         The Filing Persons duly note the Staff's comment and respectfully submit that they did not intend to make a prediction or speculation as to specific future market values of the Company but rather attempted to illustrate the potential impact of an increase in net sales on earnings and implied per share value based on the assumed multiple of 18 times earnings per share.

         If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Marc Weingarten of this firm at (212) 756-2280.


                                          Very truly yours,

                                         /s/ Steven J. Spencer
                                         Steven J. Spencer, Esq.



cc:      Brian Schorr, Esq.
         Trian Fund Management, L.P.

         Stuart Rosen, Esq.
         Trian Fund Management, L.P.

         Richard Gashler, Esq.
         Sandell Asset Management Corp.

         Marc Weingarten, Esq.
         Schulte Roth & Zabel LLP